

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3730

March 8, 2006

VIA U.S. MAIL AND FAX (239) 495-5112
Mr. Marc Fierman
Chief Financial Officer
Source Interlink Companies Inc.
27500 Riverview Center Blvd., Suite 400
Bonita Springs, Florida 34134

> **Re:** **Source Interlink Companies Inc.**
> **File No. 1-13437**
> **Form 10-K for Fiscal Year Ended January 31, 2005**
> **Filed April 18, 2005**
> **Form 10-Q for the Quarter Ended October 31, 2005**
> **Filed December 12, 2005**

Dear Mr. Fierman:

    We have reviewed your supplemental response letter dated February 17, 2006 as well as your filinga and have the following comments. As noted in our comment letter dated January 19, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended January 31, 2005

General

1. As previously requested, please provide, in writing, a statement from the company acknowledging that:

    * the company is responsible for the adequacy and accuracy of the disclosure in the filings;

    * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

    * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for Fiscal Quarter Ended October 31, 2005

Note 1. Chas. Levy Circulating Company LLC Acquisition, page 6

2. Please refer to prior comment 10. Please tell us your consideration of the fourth factor listed in paragraph 3 of EITF 99-19. In view of your capacity as Levy Home Entertainment's "sole and exclusive *subdistributor* … within (your) geographic territory," please tell us how you concluded that

   - you are the primary obligor in the arrangement with your customers;
   - you have general inventory risk (before customer order is placed or before customer return);
   - you have latitude in establishing price;
   - the amount you earn is not fixed on a per-transaction basis or as a stated percentage of the amount billed to the customers (covered in the arrangement); and
   - you have discretion in supplier selection.

Note 5. Goodwill and Intangible Assets, page 10

3. Please refer to prior comment 12. After reviewing your response, we have the following comments.

   - Please tell us the amount of the publisher and vendor lists assets.
   - Please confirm to us that you have no contracts with the major record labels, film studios, and magazine publishers. Otherwise, please tell us the terms of each contract.
   - Your Form 10-K discloses that your business units face significant competition. We note that the major record labels and film studios are increasingly competing with you for the larger retail chains market and the magazine publishers and printers may enter into the magazine distribution business. It also appears that consumers are increasingly using the Internet to download music and purchase products that you are selling to your customers. Based on these factors, please tell us in more detail how you considered paragraph 11(e) of FAS 142. Please address your consideration of the following:

     - the economic effects of competition and demand for your services and for your publishers and vendors products;
     - any penalty on your publishers and vendors for terminating their relationship with you; and
     - any prohibition on your publishers and vendors from selling their products directly to your customers.

* * * *

  Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

      Sincerely,

      Larry Spirgel
      Assistant Director

cc: Douglas Bates, Esq.
  General Counsel